Exhibit (h)(8)

THE COMMERCE FUNDS
P.O. Box 16931
St. Louis, MO 63105

September 27, 2002

State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110

Ladies and Gentlemen:

Pursuant to Article 10 of the Transfer Agency and Service Agreement by and between The Commerce Funds (the “Trust”) and State Street Bank and Trust Company dated December 1, 1994 (the “Agreement”), the Trust hereby requests that you provide services, as set forth in Article 1 of the Agreement, as transfer agent to each class of the Trust’s newly established Asset Allocation Fund, (the “Fund”) as of September 27, 2002.

The parties hereby agree that all terms and conditions of the Agreement shall apply to the Fund.

Sincerely,

THE COMMERCE FUNDS

By:	/S/ WILLIAM R. SCHUETTER
Name: William R. Schuetter Title: Vice President

Accepted and Agreed:

STATE STREET BANK AND TRUST COMPANY

By:	/S/ JOSEPH L. HOOLEY
Name: Joseph L. Hooley Title: Executive Vice President